SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              Stake Technology Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85 25 59 103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                       c/o Davies Ward Phillips & Vineberg
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5511
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 29, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

----------------------
CUSIP No. 85 25 59 103
----------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                10,981,812
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     10,981,812
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,981,812
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen R. Bronfman

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                16,000
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     16,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.03%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Fetherstonhaugh

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                16,000
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    285,714
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     16,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                285,714
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            301,714
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SRB Belvedere Trust

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    285,714
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                285,714
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            285,714
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Introductory Note

     This Amendment No. 6 (this "Statement") amends and restates the Schedule 13D and all amendments thereto as filed by Claridge Israel LLC, a Delaware limited liability company ("Claridge") with respect to the common stock, without par value (the "Common Stock"), of Stake Technology Ltd. (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the initial statement on Schedule 13D filed by Claridge on September 27, 2001, as amended by Amendment No. 1 thereto filed on October 2, 2001, Amendment No. 2 thereto filed on October 23, 2001, Amendment No. 3 thereto filed on December 27, 2001, Amendment No. 4 thereto filed on December 4, 2002 and Amendment No. 5 thereto filed on March 27, 2003 (the initial statement together with all amendments thereto are herein referred to as the "Initial Statements"). Claridge, Stephen R. Bronfman ("Bronfman"), Robert Fetherstonhaugh ("Fetherstonhaugh") and SRB Belvedere Trust (the "Trust", together with Claridge, Bronfman and Fetherstonhaugh, the "Reporting Persons") are jointly filing this Amendment No. 6 which amends and restates the Schedule 13D and all amendments thereto in their entirety.

Item 1.   Security and Issuer.

     The principal executive offices of the Issuer are located at 2838 Highway 7, Norval, Ontario, Canada L0P 1K0. This Statement is being filed by the Reporting Persons to report transactions in the Common Stock as a result of which each of the Reporting Persons may be deemed to be a beneficial owner of in excess of 5% of the total number of shares of outstanding Common Stock.

Item 2.   Identity and Background.

     (a) This Statement is being filed on behalf of the Reporting Persons.
Schedule I-A to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the executive officers and Managers of Claridge. Schedule I-B to this Statement contains the name, residence or business address, present principal occupation and citizenship of each trustee ("Trustee") of the Trust.

     (b) Claridge has its principal office at c/o Davies Ward Phillips & Vineberg, 625 Madison Avenue, New York, New York 10022. Each of Bronfman, Fetherstonhaugh and the Trust has its principal office at c/o Claridge Inc., 1170 Peel Street, Montreal, Canada H3P 4P2.

     (c) The principal business of each of Claridge, Bronfman and the Trust consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities. The principal business of Fethersonhaugh is his present occupation as the President and Chief Executive Officer of Claridge, Inc., an affiliate of Claridge.

     (d) During the past five years, none of the Reporting Persons or the persons listed on Schedule I-A as a Manager or executive officer of Claridge or the persons listed on Schedule I-B as a Trustee of the Trust has been convicted in a criminal proceeding.

     (e) During the past five years, none of the Reporting Persons or the persons listed on Schedule I-A as a Manager or executive officer of Claridge or the persons listed on Schedule I-B as a Trustee of the Trust has been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Claridge is a Delaware limited liability company. The Trust is organized under the laws of Canada. Bronfman and Fetherstonhaugh are citizens of Canada.

Item 3.   Source and Amount of Funds or Other Consideration.

     Information contained in Item 3 of the Initial Statements is hereby incorporated by reference. The source of funds for the $2,000,000 used to purchase 285,714 shares of Common Stock of the Issuer on August 29, 2003 by the Trust is Stephen R. Bronfman, a Reporting Person.

Item 4.   Purpose of Transaction.

     The purpose of the Reporting Persons in effecting the transactions reported hereby is to make a substantial, but not controlling, equity investment in the Issuer.

     Subsequent to the filing of this Statement, the Reporting Persons may elect from time to time to purchase additional securities of the Issuer in market transactions or otherwise.

     Except as set forth in this Statement and in the attached Exhibits, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and the Common Stock and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Persons may be deemed members of a group within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Bronfman and Fetherstonhaugh are designated by Claridge to serve on the board of directors of the Issuer. Additionally, Fetherstonhaugh is a Trustee of the Trust.

     Claridge beneficially owns directly 10,981,812 shares of Common Stock, which represents 20.3% of the Common Stock of the Issuer, based on the 51,570,939 shares of Common

Stock the Issuer has advised the Reporting Persons are outstanding as of September 4, 2003 and warrants to purchase 2,500,000 shares of Common Stock owned by Claridge. Claridge disclaims beneficial ownership of all shares of Common Stock held by Bronfman, Fetherstonhaugh and the Trust.

     Bronfman beneficially owns directly 16,000 options to purchase shares of Common Stock, which represents 0.03% of the Common Stock of the Issuer, based on the 51,570,939 shares of Common Stock the Issuer has advised the Reporting Persons are outstanding as of September 4, 2003 and options to purchase 16,000 shares of Common Stock owned by Bronfman. Bronfman is a contingent beneficiary of the Charles R. Bronfman Trust, which owns a 1% membership interest in Claridge. Bronfman directly owns a 49% membership interest in Claridge. Bronfman disclaims beneficial ownership of (i) shares to the extent he may be deemed to have an interest through the Charles R. Bronfman Trust and (ii) all shares of Common Stock held by Claridge, Fetherstonhaugh and the Trust.

     Fetherstonhaugh beneficially owns (i) directly 16,000 options to purchase shares of Common Stock and (ii) indirectly 285,714 shares of Common Stock held by the Trust, which in the aggregate represents 0.6% of the Common Stock of the Issuer, based on the 51,570,939 shares of Common Stock the Issuer has advised the Reporting Persons are outstanding as of September 4, 2003 and options to purchase 16,000 shares of Common Stock owned by Fetherstonhaugh. Fetherstonhaugh disclaims beneficial ownership of all shares of Common Stock held by Claridge and Bronfman.

     The Trust beneficially owns directly 285,714 shares of Common Stock, which represents 0.6% of the Common Stock of the Issuer, based on the 51,570,939 shares of Common Stock the Issuer has advised the Reporting Persons are outstanding as of September 4, 2003. The Trust disclaims beneficial ownership of all shares of Common Stock held by Claridge, Bronfman and Fetherstonhaugh. The Trust shares beneficial ownership of the 285,714 shares of Common Stock with the Trustees, including Fetherstonhaugh.

     Except as disclosed in this Item 5(a), as of the date hereof, neither any of the Reporting Persons nor, to the best of their knowledge, any of the
Schedule I-A or Schedule I-B Persons beneficially owns any shares of Common
Stock.

     (b) Except as set forth in Item 5(a) above, each Reporting Person possesses the sole power to vote or dispose of the shares of Common Stock reported herein as beneficially owned by it.

     (c) On August 29, 2003, SRB Belvedere Trust purchased in a private transaction 285,714 shares of Common Stock from the Issuer at a purchase price of US$7.00 per share.

     On August 29, 2003, the Issuer repaid in full the US$5,000,000 aggregate principal amount of 5.5% convertible debentures that the Reporting Person had acquired on December 4, 2002.

     Except as reported in this Amendment No. 6, in the 60 days prior hereto there have been no transactions in the Common Stock effected by the Reporting Group, nor, to the best of the Reporting Person's knowledge, any of the Schedule I Persons.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Information contained in Item 6 of the Initial Statements is hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits.

     Information contained in Item 7 of the Initial Statements is hereby incorporated by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 8, 2003                CLARIDGE ISRAEL LLC

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name:  Michel Boucher
                                        Title: Vice President


                                        STEPHEN R. BRONFMAN

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name: Michel Boucher,
                                              as Attorney-in-Fact
                                              for Stephen R. Bronfman


                                        ROBERT FETHERSTONHAUGH

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name: Michel Boucher,
                                              as Attorney-in-Fact
                                              for Robert Fetherstonhaugh


                                        SRB BELVEDERE TRUST

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                        Name: Michel Boucher,
                                              as Attorney-in-Fact
                                              for SRB Belvedere Trust

                                  SCHEDULE I-A

                                 TO SCHEDULE 13D

                           Information with Respect to

                  Executive Officers and Directors of Claridge

     The following sets forth as to each of the executive officers and Managers of Claridge: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of Claridge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


CLARIDGE ISRAEL LLC
-------------------

Name and
Position with                                               Present Principal
Claridge                 Present Business Address           Occupation                  Citizenship
-------------            ------------------------           -----------------           -----------
Board of
Managers:

Charles R. Bronfman      375 Park Avenue, 6th Floor,        Philanthropist              Canadian
                         New York, NY 10152

Bruce I. Judelson        157 Church St.                     Partner, Bergman,           United States
                         New Haven, CT 6510                 Horowitz & Reynolds

Guy P. Lander            625 Madison Ave.                   Resident Counsel, Davies,   United States
                         12th Floor, New York, NY, 10022    Ward, Phillips & Vineberg


Executive Officers:

Charles R. Bronfman,
Chairman

Bruce I. Judelson,
President


                                       1



Andrew J. Parsons,                                          Senior Vice President &
Vice President                                              CFO, Claridge, Inc.

Richard P. Doyle,                                           Senior Vice President,
Vice President                                              Claridge, Inc.

Michel Boucher,                                             Vice President,
Vice President                                              Claridge, Inc.

Michael D. Vineberg,                                        Secretary,
Secretary                                                   Claridge, Inc.

Robert M. Jamieson,                                         Controller,
Controller                                                  Claridge, Inc.

Christine Kofler,                                           Assistant Secretary,
Assistant Secretary                                         Claridge, Inc.

                                  SCHEDULE I-B

                                 TO SCHEDULE 13D

                           Information with Respect to

                        Trustees of the Reporting Persons

     The following sets forth as to each of the Trustees of the Trust: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the Trust, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Name and
Position with                                               Present Principal
the Trust                Present Business Address           Occupation                  Citizenship
-------------            ------------------------           -----------------           -----------
Robert Fetherstonhaugh   1170 Peel Street, Montreal,        President and CEO,          Canadian
                         Canada H3B 4P2 Claridge, Inc.      Claridge, Inc.

Michael D. Vineberg      1170 Peel Street, Montreal,        Partner, Davies Ward        Canadian
                         Canada H3B 4P2                     Phillips & Vineberg